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                                                               EXHIBIT A

                               AMENDMENT TO BYLAWS
                                       OF
                             OLYMPIC FINANCIAL LTD.

                  The following amendment to the Bylaws of Olympic Financial Ltd. (the "Company") is adopted by the Company to supplement the existing Bylaws of the Company.

                  Section 4.1 of the Company's Bylaws is amended and restated in its entirety to read as follows:

                  Section 4.1 Number. The officers of the Corporation shall consist of a Chief Executive Officer and a Chief Financial Officer. The term "Chief Executive Officer," as such term is used herein, shall include an individual who has all the authority, rights and powers as would ordinarily reside in a Chief Executive Officer of the Company (an "Acting Chief Executive Officer"). The Chief Executive Officer shall preside at all meetings of the shareholders and directors and shall have such other duties as may be prescribed from time to time by the Board of Directors. The Chief Executive Officer shall also see that all orders and resolutions of the Board are carried into effect. The Chief Executive Officer and Chief Financial Officer shall have such other duties as are prescribed by statute. The Board may elect or appoint any other officers it deems necessary for the operation and management of the Corporation, each of whom shall have the powers, rights, duties, responsibilities and terms of office determined by the Board from time to time. Any number of offices or functions of those offices may be held or exercised by the same person. If specific persons have not been elected as President or Secretary, the Chief Executive Officer may execute instruments or documents in those capacities. If a specific person has not been elected to office of Treasurer, the Chief Financial Officer of the Corporation may sign instruments or documents in that capacity.